Stradley Ronon Stevens & Young, LLP Suite 1601 191 North Wacker Drive Chicago, IL 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

VIA EDGAR

October 7, 2016

Kimberly A. Browning

Senior Counsel

Disclosure Review and Accounting Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Floating Rate Income Fund

File Numbers: 333-212355; 811-21494

Dear Ms. Browning:

This letter responds to the comments provided verbally on July 29, 2016, from the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to Term Preferred Shares of the Nuveen Floating Rate Income Fund (the “Registrant” or the “Fund”). For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following. Please note that the Registrant’s “Tandy Letter” acknowledgements are being filed under separate cover.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 to the Registration Statement, which was filed with the SEC on the date of this letter and is marked to show changes from the Registration Statement as originally filed.

General

1.	Comment: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: Understood.

2.	Comment: Please confirm that all capitalized terms and acronyms are defined in the text at the locations where they first appear, or within close proximity of their first use, or revise the text accordingly.

Response: Confirmed. All capitalized terms and acronyms are defined in the text at the locations where they first appear, or within close proximity of their first use.

Cover Pages:

The Fund

3.	Comment: The disclosure states the “Fund’s primary investment objective is to achieve a high level of current income.” (Emphasis added.) If the Fund has a secondary investment objective, please delineate that objective.

Response: The disclosure in the Prospectus has been corrected to delete the reference to a “primary” investment objective.

Unlisted Shares

4.	Comment: As described in the Prospectus, the characteristics of the Term Preferred Shares make the shares inherently illiquid. Please revise the Cover Page disclosure to state that an investment in Term Preferred Shares is illiquid and currently, there is no active secondary trading market for the shares and the Fund does not expect any secondary market to develop for the Term Preferred Shares.

Response: The Registrant submits that the disclosure stating that the Term Preferred Shares “may be illiquid and there may be no active secondary trading market” (emphasis added) is accurate. Although the underwriter will not be contractually obligated to do so, it will attempt to actively make a secondary market in the Term Preferred Shares. In the past, Term Preferred Shares have traded on the secondary market made by the underwriter. The identical disclosure appeared in the Nuveen Short Duration Credit Opportunities Fund Term Preferred Shares registration statement (Reg. No. 333-206449) declared effective by the SEC on November 10, 2015.

Investment Strategies

5.	Comment: With respect to the Fund’s 80% policy, please disclose all loan tiers the Fund includes in the 80% test (e.g., first lien loans). Based on your response, we may have additional comments.

Response: The Registrant invests at least 80% of its Managed Assets in adjustable rate secured senior loans and adjustable rate unsecured senior loans. With respect to such “senior loans,” the Registrant has revised the definition of “Senior Loans” to clarify that this term means loans that hold the most senior position in the issuer’s capital structure. Specifically, the Registrant has revised the second paragraph under the heading “Investment Objective and Policies” in the Prospectus Summary as set forth below:

“As a non-fundamental policy, under normal market circumstances, the Fund invests at least 80% of its Managed Assets in adjustable rate secured senior loans and adjustable rate unsecured senior loans (collectively referred to as “Senior Loans”). Senior Loans hold the most senior position in the capital structure of an issuer (i.e., they have a claim on the assets and/or stock of the issuer that has priority over subordinated debt holders and stockholders of the issuer). Unsecured Senior Loans will be, at the time of investment, investment grade quality.”

Furthermore, the Registrant believes the term “First lien loans” mentioned in this comment was too narrow to describe the loans that may constitute “Senior Loans” because Senior Loans may be secured or unsecured.

Additionally, the Fund’s cover page notes that the Fund invests at least 65% of its Managed Assets in adjustable rate senior loans that are secured by specific collateral.

6.	Comment: If the Fund has established or seeks to achieve a particular allocation among the categories of investments within the 80% basket beyond that already stated in the “Investment Strategies” section of the Cover Page, please disclose that allocation on the Cover Page.

Response: As noted above in response to comment five, the Fund has a policy to invest at least 65% of its Managed Assets in Senior Loans that are secured by specific collateral. The Fund does not seek to achieve any particular allocation beyond this amount.

7.	Comment: The “Investment Strategies” section states “[t]he Fund may invest a substantial portion of its Managed Assets in Senior Loans and other debt instruments that are, at the time of investment, rated below investment grade or unrated but judged to be of comparable quality.” Please define the phrase “substantial portion” in the text.

Response: The Registrant may invest without limit in below investment grade securities, except as disclosed in the Prospectus, which indicates that the Fund may not invest more than 10% of its Managed Assets in securities rated, at the time of investment, below CCC+ or Caa. The Fund has revised the text as described below:

“The Fund may invest its Managed Assets in without limit senior loans and other debt instruments that are, at the time of investment, rated below investment grade or unrated but judged to be of comparable quality. However, no more than 10% of the Fund’s Managed Assets may be invested in Senior Loans and other debt securities that are, at the time of investment, below investment grade (rated CCC+ or Caa or below by S&P, Moody’s or Fitch or that are unrated but judged to be of comparable quality.”

8.	Comment: Please disclose on the Cover Page in bolded language using bullet points:

a. The ultimate degree of loss an investor in Term Preferred Shares may bear (i.e., an investor may lose all of his or her investment)

Response: The following underlined text has been added to the Cover Page, in bolded type:

“Investing in Term Preferred Shares involves risks. See “Risk Factors” beginning on page 48. Certain of these risks are summarized in “Prospectus Summary – Special Risk Considerations” beginning on page 13 of this prospectus. Although Term Preferred Shares are senior securities of the Fund, with priority in all respects to the Fund’s common shares, you could lose some or all of your investment.”

b. That the Term Preferred Shares are highly speculative investments.

Response: The Registrant disagrees with the characterization of the Term Preferred Shares as “highly speculative” investments. The Term Preferred Shares represent senior securities of the Fund. Under Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund will be required at issuance to have at least 200% asset coverage with respect to the Term Preferred Shares. In the event that asset coverage with respect to the Term Preferred Shares falls below 200%, the Fund will be prohibited from declaring cash dividends on its common shares. In addition, as described under “Description of Term Preferred Shares – Asset Coverage,” the terms of the Term Preferred Shares require the Fund to maintain asset coverage of at least 225% on a daily basis for as long as the shares are outstanding. At the Term Redemption Date, the Fund is required to redeem the Term Preferred Shares at the liquidation preference per share, plus any accumulated but unpaid dividends. In order to fund such redemption, the Fund is required, six months prior to the Term Redemption Date, to identify portfolio securities with a market value equal to at least 110% of the redemption amount and, over the course of the next six months, convert such portfolio securities to cash. See “Description of Term Preferred Shares – Term Redemption Liquidity Account and Liquidity Requirement.” Furthermore, the Term Preferred Shares pay cumulative dividends and are expected to be highly rated by both Fitch Ratings and Moody’s Investors Service. As a result, the Registrant declines to make the requested disclosure.

9.	Comment: The “Investment Objective and Policies” section states, “[t]he Fund may invest up to 50% of its Managed Assets in securities and other instruments that, at the time of investment, are illiquid (i.e., securities that are not readily marketable). ” As a percentage of the Fund’s assets, please disclose the ultimate maximum percentage that the Fund may invest in illiquid securities and other instruments at any time (i.e., at times beyond the time of investment).

Response: As stated, the Registrant’s limit on illiquid securities applies at the time of investment. Therefore, there is technically no limit on the amount of investments in the Fund that may become illiquid after the time of investment. However, if the Fund has more than 50% of its Managed Assets in illiquid instruments, the Fund will not invest in any additional investments that are illiquid at the time of investment.

10.	Comment: The Prospectus indicates:

a.	“Senior Loans that the Fund intends to invest in are usually rated below investment grade, and share the same risks of other below investment grade debt instruments.” See “Senior Loan Risk” beginning on page 18 of the Prospectus Summary.

b.	“Substantially all of the Fund’s portfolio likely will be invested in debt instruments of below investment grade quality.” See “Below Investment Grade Risk” beginning on page 59.

On the Cover Page, please clarify the disclosure in the first sentence under this “Investment Strategies” heading by adding bullet points, in bolded text, disclosing the facts noted above in sub-sections a and b of this comment. Also, disclose on the Cover Page, via an additional bullet point, that investments rated below investment-grade, or that are unrated but of equivalent credit quality, are commonly referred as “junk bonds” and that indebtedness below investment grade quality has predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Moreover, if accurate, please enhance this bullet point by disclosing that there is no limit on the percentage of the Fund’s assets that may be invested in senior loans or debt securities that are rated below investment grade or that are unrated but of comparable quality. Also, indicate on the Cover Page the lowest credit quality applicable to any instrument in which the Fund may invest.

Response: The Registrant has revised the Cover Page to address this comment by adding the underlined text indicated below:

“Investment Strategies. The Fund invests at least 80% of its Managed Assets (as defined on page (8) in adjustable rate secured senior loans and adjustable rate unsecured senior loans, which unsecured senior loans will be, at the time of investment, investment grade quality. The Fund invests at least 65% of its Managed Assets in adjustable rate senior loans that are secured by specific collateral. Senior loans are made to U.S. or non-U.S.

corporations, partnerships and other business entities that operate in various industries and geographical regions. Senior loans pay interest at rates that are predetermined periodically at short-term intervals on the basis of an adjustable base lending rate plus a premium. The Fund may invest ~~a substantial portion of~~ its Managed Assets in senior loans and other debt instruments that are, at the time of investment, rated below investment grade or unrated but judged to be of comparable quality. However, no more than 10% of the Fund’s Managed Assets may be invested in Senior Loans and other debt securities that are, at the time of investment, below investment grade (rated CCC+ or Caa or below by S&P, Moody’s or Fitch or that are unrated but judged to be of comparable quality). ~~Securities of below investment grade quality are regarded as having predominately speculative characteristics with respect to capacity to pay interest and repay principal and are commonly referred to as junk bonds.~~ Investments rated below investment grade, or that are unrated but of equivalent credit quality, are commonly referred as “junk bonds” and have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal when due.”

11.	Comment: The Cover Page and “Investment Objective and Policies” section of the Prospectus Summary states, “[t]he Fund may invest a substantial portion of its Managed Assets in senior loans and other debt instruments that are, at the time of investment, rated below investment grade or unrated but judged to be of comparable quality.” (Emphasis added). Please explain the meaning of “other debt instruments” and whether such instruments will be included in the Fund’s 80% basket. If so, please revise the text accordingly. Also, the “Investment Objective and Policies” section states that certain structured notes may be treated as an investment in senior loans for purposes of the Fund’s 80% requirement. If applicable, please clarify whether such structured notes are included in the meaning of “other debt instruments.”

Additionally, if the Fund is going to engage in the lending of its securities, re-purchase agreements, or reverse re-purchase agreements, as a principal investment strategy, please briefly clarify on the Cover Page why the Fund will enter into these investments (e.g., to leverage), and clarify these investment strategies in the Prospectus Summary and add attendant risk disclosure. Please also indicate the maximum percentage that the Fund may engage in these types of instruments as a percentage of Managed Assets.

Response: The term “other debt instruments” is intended to pick up other types of debt instruments the Fund may invest in besides “Senior Loans” that compose the 80% basket. As disclosed on page 9 of the Prospectus Summary,

“as a non-fundamental policy, the Fund may invest up to 20% of its Managed Assets in (i) other debt securities such as investment and non-investment grade debt securities, convertible securities and structured notes (other than structured notes that are designed to provide returns and risks that emulate those of Senior Loans, which may be treated as an investment in Senior Loans for purposes of the 80% requirement set forth above), (ii) mortgage related and other asset-backed securities (including collateralized loan obligations and collateralized debt obligations), and (iii) debt securities and other instruments issued by government, government related or supranational issuers (commonly referred to as sovereign debt securities). No more than 5% of the Fund’s Managed Assets may be invested in each of convertible securities, mortgage related and other asset backed securities, and sovereign debt securities.”

As noted in the text, the 80% requirement is to invest in Senior Loans. Also, as specifically disclosed, structured notes that are not designed to be treated as an investment in a Senior Loan would be included as “other debt instruments.”

The Registrant has added the following disclosure under the heading “The Fund’s Investments – Portfolio Composition and Other Information” in the Prospectus and added the underlined language below:

“For cash management purposes, the Fund may enter into repurchase agreements (the purchase of a security coupled with an agreement to resell that security at a higher price) with respect to its permitted investments. The Fund’s repurchase agreements will provide that the value of the collateral underlying the repurchase agreement will always be at least equal to the repurchase price, including any accrued interest earned on the agreement, and will be marked to market daily.”

The Fund currently conducts no portfolio lending. The Registrant has included the following language in the Prospectus under the heading, “The Fund’s Investments – Portfolio Composition and Other Information– Lending of Portfolio Holdings”:

“To increase its income, the Fund may lend financial instruments in its portfolio. Such loans may be made, without limit, to brokers, dealers, banks or other recognized institutional borrowers of financial instruments and would be required to be secured continuously by collateral, including cash, cash equivalents or U.S. Treasury bills maintained on a current basis at an amount at least equal to the market value of the financial instruments loaned. The Fund would have the right to call a loan and obtain the financial instruments loaned at any time on five days’ notice. For the duration of a loan, the Fund would continue to receive the equivalent of the interest paid by the issuer on the financial instruments loaned and also may receive compensation from the investment of the collateral.

The Fund would not have the right to vote any financial instruments having voting rights during the existence of the loan, but the Fund could call the loan in anticipation of an important vote to be taken among holders of the financial instruments or in anticipation of the giving or withholding of their consent on a material matter affecting the financial instruments. As with other extensions of credit, risks of delay in recovery or even loss of rights in the collateral exist should the borrower of the financial instruments fail financially. However, the loans would be made only to firms deemed by the Adviser to be creditworthy and when, in the judgment of the Adviser, the consideration which can be earned currently from loans of this type justifies the attendant risk. The creditworthiness of firms to which the Fund lends its portfolio holdings will be monitored on an ongoing basis by the Adviser. Although no specific policy limits the percentage of the Fund’s assets which the Fund may lend, under current SEC guidance the Fund may not have on loan at any given time securities representing more than one-third of its total asset value.”

12.	Comment: The “Investment Objective and Policies” section of the Prospectus Summary states that the Fund “may invest up to 20% of its Managed Assets in securities of non-U.S. Issuers” which may include “debt securities of Issuers located, or conducting their business in, emerging markets countries.” Please include such disclosure on the Cover Page and, if applicable, disclose the maximum percentage of the Fund’s Managed Assets that may be invested in emerging markets countries.

Response: The Registrant has no additional limit on the amount of debt securities of issuers located or conducting business in emerging markets beyond the 20% limit on non-U.S. issuers. The Registrant has added the following disclosure to the “Investment Strategies” section of the Cover Page:

“The Fund may invest up to 20% of its Managed Assets in securities of non-U.S. Issuers, which may include debt securities of Issuers located, or conducting their business in, emerging markets countries.”

13.	Comment: Given the Fund’s name, please disclose in the second sentence of the “Investment Objectives and Policies” section of the Prospectus Summary that the Fund will invest in adjustable rate unsecured senior loans and adjustable rate secured and unsecured subordinated loans.

Response: The registrant has revised the disclosure to include the Fund’s 80% investment policy as the second sentence of the “Investment Objectives and Policies” section of the Prospectus Summary as follows:

The Fund’s investment objective is to achieve a high level of current income. ~~The Fund cannot assure you that it will achieve its investment objective. The Fund’s investment objective and any investment policies identified as such are considered fundamental and may not be changed without shareholder approval.~~ As a non-fundamental policy, under normal market circumstances, the Fund invests at least 80% of its Managed Assets in adjustable rate secured senior loans and adjustable rate unsecured senior loans (collectively referred to as “Senior Loans”).

14	Comment: Inasmuch as the Fund may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from

Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.[1] Ensure the disclosure indicates each type of derivative instrument in which the Fund may invest, along with how the Fund will use each derivative to implement its investment strategy. Also, describe the risks applicable to the derivative instruments expected to be used by the Fund.

Response: The Registrant has considered the cited letter and confirms that the Prospectus contains the required disclosure within the section entitled, “The Fund’s Investments-Portfolio Composition and Other Information-Derivatives and -Hedging Transactions”

15.	Comment: We note that the Fund may engage in credit default swaps. Please confirm that when the Fund writes or sells credit default swaps, it will set aside the full notional amount of the swap.

Response: Confirmed. When the Fund writes or sells credit default swaps, it will set aside the full notional amount of the swap as required by SEC Release No. 106662 and other applicable SEC staff guidance.

16.	Comment: We note that the Fund may engage in total return swaps. Please be advised that when it does so, the Fund must set aside an appropriate amount of segregated assets.[3] See generally the Commission’s concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act.[4]

Response: Understood.

Priority of Payment

17.	Comment: As the “Credit Agreement” mentioned in this section is a material contract, please ensure it will be filed as an exhibit to the Registration Statement. See Item 25.2.k of Form N-2.

Response: Agreed. The Registrant has filed a “conformed” copy (reflecting amendments) of the Credit Agreement and related documents as exhibits to the Registration Statement.

[1]	See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

[2]	Securities Trading Practices of Registered Investment Companies, Release No. IC-10666, 44 Fed. Reg. 25128
(Apr. 18, 1979) (“Release No. 10666”), available at
http://www.sec.gov/divisions/investment/imseniorsecurities/ic-10666.pdf.

[3]	Id.

[4]	See Investment Company Act Release No. 29776 (Aug. 31, 2011).

Prospectus

18.	Comment: Please confirm that each reference in the Prospectus to “LIBOR” specifies the applicable LIBOR rate that is being used.

Response: The Registrant has modified each reference to “LIBOR” in the Prospectus to specify the applicable LIBOR rate, as indicated below:

The underlined text has been added to the second sentence in the fourth paragraph of the “Investment Objective and Policies” section in the Prospectus Summary:

“Senior Loans pay interest at rates that are redetermined periodically at short-term intervals by reference to a base lending rate, primarily the London Interbank Offered Rate (“LIBOR”) (of any tenor, but typically between one month and six months, and currency), plus a premium.”

The underlined text has been added to the second sentence in the first paragraph of the “Swap” section in the Prospectus Summary:

“Under the swap, the Fund would receive a fixed payment at a rate equal to the applicable dividend rate being paid by the Fund on the Term Preferred Shares and in turn pay a fixed spread to the one-month U.S. dollar LIBOR index.”

The second paragraph in the Prospectus within the section entitled “The Fund’s Investments – Portfolio Composition and Other Information – Senior Loans” has been revised as set forth below:

“These base lending rates are primarily LIBOR (of any tenor, but typically between one month and six months, and currency), and secondarily the prime rate offered by one or more major U.S. banks (the “Prime Rate”) and the certificate of deposit (“CD”) rate or other base lending rates used by commercial lenders.”

The second sentence under the heading “Swap” in the Prospectus Summary and the sixth paragraph under the heading “Use of Leverage” in the Prospectus has been revised as set forth below:

“Under the swap, the Fund would receive a fixed payment at a rate equal to the applicable dividend rate being paid by the Fund on the Term Preferred Shares and in turn pay a fixed spread to the one-month U.S. dollar LIBOR index.”

Corresponding disclosure changes have been made throughout the Registration Statement.

19.	Comment: Please confirm that the disclosure includes all required disclosure specified by Guide 6 to Form N-2 or revise the disclosure accordingly.

Response: The Registrant has revised the disclosure under the heading “Asset Coverage” in the Prospectus Summary as noted below and confirms that all required disclosure specified by Guide 6 to Form N-2 has been included in the Prospectus:

“If the Fund fails to maintain at least 225% Asset Coverage as of the close of business on each Business Day, and such failure is not cured as of the Asset Coverage Cure Date under the governing documents for the Term Preferred Shares, the Fund shall be required to take Corrective Action as provided above. “Asset Coverage” for Term Preferred Shares is calculated pursuant to Section 18(h) of the 1940 Act, as in effect on the date of the Statement, and is determined on the basis of values calculated as of a time within 48 hours (only including Business Days) preceding each daily determination (“Asset Coverage”). In maintaining Asset Coverage as described above, the Fund may be required to sell a portion of its investments at a time that it may be disadvantageous for the Fund to do so if, as a result of market fluctuations or otherwise, the Fund fails to have Asset Coverage of at least 200% (under the 1940 Act) or 225% (under the Term Preferred Shares governing documents). See “Description of Term Preferred Shares—Asset Coverage.”

Prospectus Summary

20.	Comment: Please confirm only the principal risks of the Fund are included in the Prospectus Summary, and that other risks are presented later in the Prospectus. See Form N-2, Item 8.3.a.

Response: The Registrant has revised the risk disclosure in the Prospectus Summary so that it is limited to the risks of investing in Term Preferred Shares. The Registrant submits that such risks represent the principal risks of investing in this offering of Term Preferred Shares. All of the risks removed from the Prospectus Summary are presented later in the Prospectus under the heading “Risk Factors.”

21.	Comment: Please enhance the Prospectus Summary by summarizing portfolio maturity and duration management in the context of the Fund’s investments. Also, enhance the Prospectus Summary by summarizing the collateral applicable to the Fund’s investments (in that discussion, indicate whether the senior loans in which the Fund invests will be fully and/or partially collateralized and include attendant risk disclosure).

Response:

Portfolio maturity and duration:

The Prospectus states that Senior Loans held by the fund will at all times have a dollar-weighted average time until the next interest rate adjustment of 90 days or less. With respect to the Registrant’s remaining portfolio, the Fund maintains an average duration of one year or less for its portfolio investments in Senior Loans and other debt instruments. The Registrant has revised the second paragraph of the Prospectus Summary disclosure under the heading, “Investment Objective and Policies” as set forth below, to address portfolio maturity and duration of senior loans as set forth below:

“As a non-fundamental policy, under normal market circumstances, the Fund invests at least 80% of its Managed Assets in adjustable rate secured senior loans and adjustable rate unsecured senior loans (collectively referred to as “Senior Loans”). Senior Loans hold the most senior position in the capital structure of an issuer (i.e., they have a claim on the assets and/or stock of the issuer that has priority over subordinated debt holders and stockholders of the issuer). Unsecured Senior Loans will be, at the time of investment, investment grade quality. With respect to the Fund’s Senior Loans included in the 80% policy, such instruments will at times have a dollar-weighted average time until the next interest rate adjustment of 90 days or less.”

Collateral applicable to the Fund’s investments:

The Registrant notes the 65% policy stated below and has further revised the Prospectus Summary disclosure under the heading, “Investment Objective and Policies” as set forth below, to enhance the disclosure regarding collateral and the associated risks:

“Under normal circumstances, the Fund will invest at least 65% of its Managed Assets in Senior Loans that are secured by specific collateral. Such collateral consists of assets and/or stock of the Borrower. See “The Fund’s Investments – Portfolio Composition and Other Information – Senior Loans” and “Risk Factors – Issuer Level Risks – Issuer Credit Risk.””

22.	Comment: Please revise the disclosure to define the terms “structural leverage,” and “effective leverage,” respectively, in consistent and complete manners. Also, please define each term at the location where it first appears in the Prospectus Summary. Provide a brief reference to effective leverage on the cover page disclosure regarding these two terms with respective cross references indicating where each term definition is provided. Also, please amend the Cover Page disclosure concerning these two terms with respective cross-references indicating where each term’s respective definition is provided in the Prospectus Summary.

Response: The Registrant has deleted references to “structural leverage” and has instead utilized the term “regulatory leverage” as described and as indicated below. Furthermore, the Registrant has deleted references to “effective leverage.” Accordingly, the Registrant has revised the “Use of Leverage” section of the Prospectus Summary as indicated below:

“Regulatory leverage consists of “senior securities” as defined under the 1940 Act, which include (1) borrowings, including loans from financial institutions(“Borrowings”); (2) issuance of debt securities; and (3) issuance of preferred shares ((1),(2), and (3) are hereinafter collectively referred to as “regulatory leverage”). The Fund may utilize regulatory leverage to the extent permissible under the 1940 Act. ~~In addition to offering Term Preferred Shares, t~~ The Fund currently employs regulatory leverage through borrowing under the Credit Agreement with Citibank and currently has outstanding VRTP Shares. The Fund intends to use the proceeds of this offering of Term Preferred Shares to ~~refinance and~~ redeem all or a portion of the Fund’s Preferred Shares outstanding from time to time, including all or a portion of the Fund’s outstanding VRTP Shares~~and to maintain or increase the Fund’s leverage~~. Following the redemption of all of the Fund’s outstanding VRTP Shares, the Fund may use the proceeds from the sale of Term Preferred Shares to repay a portion of the Fund’s borrowings under its Credit Agreement and to increase the Fund’s leverage. ~~The Fund has entered into a Credit Agreement with Citibank.~~

[ . . . ]

In addition to the regulatory leverage described above, the Fund may also enter into derivatives transactions, such as certain credit default swaps, total return swaps and bond futures, that have the economic effect of leverage by creating additional investment exposure. See “Use of Leverage” and “The Fund’s Investments—Portfolio Composition and Other Information—Derivatives” in the Prospectus and “Hedging Transactions” in the SAI. The Fund may use leverage in an amount permissible under the 1940 Act and Securities and Exchange Commission (“SEC”) Guidance under the 1940 Act.”

a. The statement on page 49, in the thirteenth paragraph under the heading “Use of Leverage,” indicating “effective leverage” is previously defined in the Prospectus is inaccurate as the text includes no such prior definition. Please clarify the disclosure accordingly. Also, in defining effective leverage, specify the “other portfolio techniques that have the economic effect of leverage,” that are included in the Fund’s definition as stated on page 48 and include attendant risk disclosure.

Response: The Registrant has eliminated references to “effective leverage” and revised the disclosure in the “Use of Leverage” section of the Prospectus, beginning with the fourteenth paragraph of that section, as indicated below:

“Regulatory leverage consists of “senior securities” as defined under the 1940 Act, which include (1) borrowings, including loans from financial institutions; (2) issuance of debt securities; and (3) issuance of preferred shares. The Fund may use regulatory leverage to the extent permissible under the 1940 Act.

In addition to the regulatory leverage described above, the Fund may also enter into derivatives transactions, such as certain credit default swaps, total return swaps and bond futures, that have the economic effect of leverage by creating additional investment exposure. See “The Fund’s Investments – Portfolio Composition and Other Information – Credit Default Swaps” in the Prospectus and “Hedging Transactions” in the SAI.”

Dividend Payments (P. 4)

23.	Comment Please clarify the “other distributions” mentioned in the first sentence of the first paragraph.

Response: The term “other distributions” refers to capital gains distributions and distributions that are not treated as dividends for federal tax purposes in the event that the Fund has insufficient earnings and profits (often referred to as a “return of capital”). The Registrant has clarified this disclosure.

Ratings (P. 6)

24.	Comment: Please briefly disclose the various restrictions that a credit rating agency may impose on the Fund’s portfolio characteristics (e.g., credit quality, liquidity, etc.) in order to receive a certain credit rating for the Term Preferred Shares. Also, disclose any fee the Fund may incur as a result of obtaining a credit rating from a rating agency.

Response: The Fund is only obligated to use commercially reasonable efforts to cause at least one rating agency to publish a rating for the Term Preferred Shares. The Fund is not required to maintain a specific rating for the Term Preferred Shares by a specific rating agency or agencies. Therefore, while the Fund may elect to comply with the rating requirements necessary to obtain a desired rating from the rating agency it chooses, the Fund is not required to comply with any specific set of rating agency criteria. The Fund believes the disclosure as revised below is appropriate:

The Fund is obligated only to use commercially reasonable efforts to cause at least one rating agency (each a “Rating Agency” and collectively the “Rating Agencies”) to publish a credit rating with respect to the Term Preferred Shares for so long as Term Preferred Shares are outstanding. The Fund may choose a different Rating Agency or Rating Agencies to rate the Term Preferred Shares and the ratings of the Term Preferred Shares may vary.

The Fund may be subject to certain restrictions or guidelines by a Rating Agency to achieve a desired rating. Such restrictions and guidelines vary by Rating Agency and by desired ratings. These guidelines generally include asset coverage requirements; portfolio characteristics such as portfolio diversification and credit rating criteria; and qualitative views on the Fund and Fund management. While these restrictions and guidelines may impose different requirements than those under the 1940 Act, it is not anticipated that these restrictions or guidelines will impede the management of the Fund’s portfolio in accordance with the Fund’s investment objective and policies.

The Fund will bear the costs associated with obtaining any rating on the Term Preferred Shares.”

Investment Objective and Policies (P. 8)

25.	Comment: In the fourth paragraph’s fifth sentence, the list of senior loan “Borrowers” includes the open-ended term “other business entities.” Please delete this term and revise the disclosure to specify all principal categories of “Borrowers” to which the senior loans will be made.

Response: This terminology is merely intended to describe the legal structure of the “Borrowers” in whose senior loans the Fund may invest. The Registrant has revised this section as noted below:

“Senior Loans are made to U.S. or non-U.S. corporations, partnerships, limited liability companies and other similar types of business entities (“Borrowers”) that operate in various industries and geographical regions, to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, refinancings, internal growth and for other corporate purposes.”

26.	Comment: The SAI indicates that the Fund may invest in loans of “middle market companies.” Please disclose the maximum percentage that the Fund may invest, and if the Fund engages in this as a principal strategy add it to the Prospectus Summary.

Response: Disclosure regarding loans to “middle market companies” has been deleted.

27.	Comment: If applicable, please disclose the Fund will include derivatives (including any “synthetic” instruments as described in the Prospectus), in its policy of investing at least 80% of its Managed Assets in senior loans. If applicable, specify each principal category of derivatives in which the Fund may invest that will count toward satisfying the Fund’s 80% policy. Also, confirm to us that for purposes of determining compliance with its 80% policy, the Fund will count derivatives based on their market value rather than their notional value.

    Response: The Fund acknowledges, based on its discussions with the SEC staff, that the staff’s current position is that a registered investment company may only include in its 80% policy the market value of the “interest” and/or “return” component of a synthetic investment, and that a registered investment company may not include in its 80% policy the cash equivalent portion of the synthetic investment, which represents the “principal” portion of such synthetic investment. The Fund respectfully disagrees with the SEC staff position on this issue. The SEC staff’s view appears to apply a narrow reading of Rule 35d-1, that is contrary to, or even ignores, the Commission’s express statements regarding the treatment of synthetic instruments for purposes of the Names Rule that are contained in footnote 13 of the rule’s adopting release. However, notwithstanding this disagreement, the Fund undertakes to comply with such position until it has engaged further with the staff regarding the appropriate interpretation of the applicable rules. The Fund also confirms, subject to the undertaking described above, that any other derivative instrument included in calculating compliance with the Fund’s 80% policy will be valued at its market value, and not its notional value.

The Fund has revised the disclosure in the Registration Statement as indicated below:

“The Fund may utilize total return swaps as a component of “synthetic” investments. A “synthetic” investment is comprised of two components that, when combined, replicate or emulate the economic exposure of a third investment. The Fund may use the combination of a total return swap and cash equivalents to replicate or emulate exposure to Senior Loans. The cash equivalent market value effectively represents the “principal” portion of such “synthetic” Senior Loan exposure, and the total return swap market value (not notional value) represents the “interest” and/or “return” portion of such Senior Loan exposure. When combined, these two components provide the investment profile of a direct investment in Senior Loans.

For purposes of the investment policy requiring the Fund to invest at least 80% of its Managed Assets in Senior Loans, the Fund will, based on the SEC staff’s current interpretation of applicable rules and other SEC guidance, as communicated to the Fund, treat only the total return swap portion of a synthetic investment as counting towards the 80% policy, and will value the swap, using positive mark-to-market values in accordance with generally accepted accounting principles. In the event that such rules or guidance, or the SEC staff’s current interpretation thereof, change, the Fund may, to the extent permitted by such change, count both the positive mark-to-market value of the total return swap portion of a synthetic investment and the mark-to-market value of the cash equivalent portion of a synthetic investment as a “Senior Loan” for purposes of the Fund’s 80% policy.”

28.	Comment: Please explain to us how the derivatives (or any type of “synthetic” instrument as described in the Prospectus), in which the Fund invests are valued for purposes of calculating Managed Assets. Confirm to us that the derivative’s notional value is not used for purposes of calculating Managed Assets.

Response: All derivatives (including derivatives used to create “synthetic” exposure, as described in the response to Comment 27 above) will be valued at their market value, and not their notional value, for purposes of calculating Managed Assets, both for purposes of calculating and paying management fees, and for purposes of testing the Registrant’s compliance with investment policies that use Managed Assets in the denominator. Please see the response to Comment 27 above, which notes our disagreement with the SEC staff position on the SEC staff ‘s positon that a registered investment company may not include in its 80% policy the cash equivalent portion of the synthetic investment, which represents the “principal” portion of such synthetic investment. However, notwithstanding this disagreement, the Fund undertakes to comply with such position until it has engaged further with the staff regarding the appropriate interpretation of the applicable rules.

29.	Comment: When referencing below investment grade instruments, please clarify that such instruments are commonly referred to as “junk bonds” or “high risk bonds” throughout the Prospectus.

Response: The Registrant has revised references to below investment grade instruments to include such disclosure throughout the Prospectus.

Special Risk Considerations (P.13)

30.	Comment: Will either a material amount, or substantially all, of debt instruments in which the Fund invests have a principal amount outstanding at maturity? If yes, add attendant risk disclosure and explain that as a result of such circumstances, the Fund could experience a substantial loss if the borrower is unable to refinance the debt at maturity.

Response: The Registrant has revised the first two paragraphs of the disclosure under the heading “Risk Factors – Issuer Level Risks – Issuer Credit Risk” as noted below:

“Debt instruments in which the Fund may invest are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the ~~NAV~~ net assets of the Fund. Even if an issuer remains current on principal and interest payments, a deterioration in the market’s perception of the issuer’s ability to make such payments in the future may cause a reduction in the value of the issuer’s securities, and a commensurate decrease in the value of the Fund’s net assets. To the extent that an issuer must refinance its debt instrument in order to make principal payments at maturity, the issuer’s inability to refinance may present increased risk of loss to the Fund.”

Interest Rate Risk (P. 14)

Ratings Risk (P. 14)

31.	Comment: These two sections indicate there is a secondary market for the Term Preferred Shares. Please reconcile this disclosure with the Cover Page disclosure indicating there is no such market.

Response: Please see the response to Comment 4.

Market Discount from Net Asset Value (P. 51)

32.	Comment: Please delete this section or instead explain how it is relevant to this offering of Term Preferred Shares.

Response: This section has been deleted.

Non-U.S. Issuer Risk (P. 53)

33.	Comment: The Prospectus states that the Fund “may invest up to 20% of its Managed Assets in securities of non-U.S. Issuers (which term for purposes of this Prospectus includes Borrowers) that are U.S. dollar or non-U.S. dollar denominated.” Please reiterate that limit here and also in the “Emerging Markets Risk” section, which follows this “Non-U.S. issuer” Risk section.

Response: The Registrant has enhanced the disclosure under the headings “Risk Factors – Issuer Level Risks – Non-U.S. Issuer Risk” as indicated below by adding the underlined text to the second paragraph of such risk factor, as set forth below:

“Emerging Markets Risk

                    The Fund may invest up to 20% of its Managed Assets in securities of non-U.S. Issuers that are U.S. dollar or non-U.S. dollar denominated. The Fund’s Managed Assets to be invested in loans and other debt instruments of non-U.S. Issuers may include debt securities of Issuers located, or conducting their business in, emerging markets countries. Risks of investing in securities of emerging markets issuers include: smaller market capitalization of securities markets, which may suffer periods of relative illiquidity; significant price volatility; restrictions on foreign investment; and possible restrictions on repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or creation of government monopolies. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries. Certain emerging markets also may face other significant internal or external risks, including a heightened risk of war, and ethnic, religious and racial conflicts. In addition, governments in many emerging market countries participate to a significant degree in their economies and securities markets, which may impair investment and economic growth, and which may in turn diminish the value of the companies in those markets.”

a. Discuss the principal risks of enforcing security interests in collateral underlying loans, as well as liquidating collateral, located in non-U.S. jurisdictions. Also, discuss the risks arising in those instances when the underlying collateral is insufficient to fully discharge a non-U.S. borrower’s obligations to a lender.

b. To the extent applicable, add disclosure responsive to Guide 9 to Form N-2.

Response: The Registrant has enhanced the disclosure under the headings “Risk Factors—Issuer Level Risks—Non-U.S. Securities Risk” as indicated below, and has revised the disclosure under the heading “ —Emerging Markets Risk” by adding the underlined text to the first paragraph of such risk factor, as set forth below:

        “Non-U.S. Securities Risk

“The Fund may invest up to 20% of its Managed Assets in securities of non-U.S. Issuers that are U.S. dollar or non-U.S. dollar denominated. Investments in securities of non-U.S. companies involve special risks not presented by investments in securities of U.S. companies, including less publicly available information about non-U.S. companies or markets due to less rigorous disclosure or accounting standards or regulatory practices; restrictions on foreign investment; possible restrictions on repatriation of investment income and capital; reduced levels of government regulation of foreign securities markets; many non-U.S. markets may be smaller, less liquid and more volatile; potential adverse effects of fluctuations in controls on the value of the Fund’s investments; the economies of non-U.S. countries may grow at slower rates than expected or may experience a downturn or recession; the impact of economic, political, social or diplomatic events; possible seizure of a company’s assets, including expropriation and nationalization; restrictions imposed by non-U.S. countries limiting the ability of non- U.S. issuers to make payments of principal and/or interest and withholding and other non-U.S. taxes may decrease the Fund’s return. In addition, settlement, clearing, safe custody and registration procedures may be underdeveloped, which increases the chance of an error, fraud or default, which could cause loss to the Fund. Also, enforcing legal rights, such as security interests in collateral underlying loans, may be difficult, costly and slow in non-U.S. countries. Given this possibility, underlying collateral of non-U.S. Borrowers may be insufficient to fully discharge their obligations to the Fund. These risks are more pronounced to the extent that the Fund invests a significant amount of its assets in companies located in one region and to the extent that the Fund invests in securities of issuers in emerging markets. See “—Emerging Markets Risk” below. To the extent the Fund invests in depositary receipts, the Fund will be subject to many of the same risks as when investing directly in non-U.S. securities. The holder of an unsponsored depositary receipt may have limited voting rights and may not receive as much information about the issuer of the underlying securities as would the holder of a sponsored depositary receipt. The

Fund’s income from non-U.S. issuers may be subject to non-U.S. withholding taxes. In some countries, the Fund also may be subject to taxes on trading profits and, on certain securities transactions, transfer or stamp duties tax. To the extent foreign income taxes are paid by the Fund, it is unlikely that U.S. Shareholders will be able to claim a credit or deduction for U.S. federal income tax purposes. See “Tax Matters.” Furthermore, foreign market securities may incur brokerage or stock transfer taxes, which may have the effect of increasing the Fund’s cost of investment and which may reduce the realized gain or increase the loss on such securities at the time of sale.”

In addition, the Registrant has revised the disclosure under the heading “Custodian, Transfer Agent, Dividend Disbursing Agent and Redemption and Paying Agent” as set forth below:

“The custodian of the assets, including all foreign assets, of the Fund is State Street Bank and Trust Company (“State Street”), One Lincoln Street, Boston, Massachusetts 02110. State Street performs custodial, fund accounting and portfolio accounting services. State Street may place and maintain the Fund’s foreign securities with foreign banking institution sub-custodians employed by State Street or foreign securities depositories, all in accordance with the applicable provisions of the Fund’s custody agreement.”

Interest Rate Risk (P. 55)

34.	Comment: Please enhance the disclosure to explain how certain interest reset provisions may make it more difficult for borrowers to make debt repayments to the Fund. If this is a material risk of the Fund, please add attendant Cover Page disclosure.

Response: The following paragraph has been added at the end of the “Risk Factors – Issuer Level Risks – Issuer Credit Risk” disclosure in the Prospectus. Please see also the response to Comment 10.

“The Fund’s Senior Loans and other loans may include interest rate reset provisions, which can increase issuer credit risk. Under certain circumstances, a loan’s interest rate may reset at a higher rate that the Borrower cannot repay and thereby cause the loan to default.”

Issuer Level Risks -Loans Not Considered Securities (P. 55)

35.	Comment: This section states that “[l]oan interests may not be considered “securities,” and purchasers, such as the Fund, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws.” (Emphasis added.) Please delete the words “anti-fraud.”

Response: The Registrant has deleted “anti-fraud” from this disclosure.

Illiquid Securities Risk (P. 58)

36.	Comment: Please change the term “may” in the first sentence to “will.” Also, specify the maximum percentage of the Fund’s assets that will be invested in illiquid securities or, if accurate, that the Fund may invest in such securities without limitation. If the amount of Fund assets invested in illiquid securities is material or unlimited, please add attendant Cover Page disclosure. Include in the Prospectus Summary the types of illiquid investments in which the Fund may invest as part of its principal investment strategy and add attendant risk disclosure.

Response: Although the Fund currently invests in illiquid securities, it is not required to do so. As a result, the Registrant has not revised the language in the “Illiquid Securities” risk factor to change the word “may” to “will”. The Registrant submits that the final bullet point under the “Investment Objective and Policies” section of the Prospectus Summary discloses that the Fund may invest up to 50% of its Managed Assets in securities and other instruments that, at the time of investment, are illiquid.

Portfolio Composition and Other Information (P. 36)

38.	Comment: The disclosure indicates a “more detailed description of the Fund’s investment policies and restrictions and more detailed information about the Fund’s portfolio investments are contained in the SAI.” Please confirm that the Prospectus disclosure complies with Item 8.2 of Form N-2.

Response: Confirmed. The Prospectus disclosure complies with Item 8.2 of Form N-2.

39.	Comment: The disclosure indicates the Fund may “purchase and retain in its portfolio Senior Loans where the Borrowers have experienced, or may be perceived to be likely to experience, credit problems, including involvement in or recent emergence from bankruptcy reorganization proceedings or other forms of debt restructuring.” Specify the amount of the Fund’s assets that may be invested in such instruments and/or in credit obligations and related instruments of borrowers that are experiencing significant financial or business distress, that are insolvent or that are either in default or likely to default. If the Fund will invest a material amount of its assets in any such investments, please disclose that fact on the Cover Page and add attendant Prospectus Summary disclosure.

Response: The Registrant has revised the fifth paragraph under the heading, “The Fund’s Investments – Portfolio Composition and Other Information – Senior Loans” as indicated below:

“Although Senior Loans have the most senior position in a Borrower’s capital structure and are often secured by specific collateral, they are typically below investment grade quality and may have below investment grade ratings; these ratings are associated with securities having speculative characteristics. Senior loans rated below investment grade may therefore be regarded as “junk,” despite their senior capital structure position or specific collateral pledged to secure such loans. See “Risk Factors—Portfolio Liquidity.” The Fund may purchase and retain in its portfolio Senior Loans where the Borrowers have experienced, or may be perceived to be likely to experience, credit problems, including involvement in or recent emergence from bankruptcy reorganization proceedings or other forms of debt restructuring. Such investments may provide opportunities for enhanced income as well as capital appreciation. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Fund may determine or be required to accept equity securities or junior debt securities in exchange for all or a portion of a Senior Loan. See “—Warrants and Equity Securities.” Given the Fund’s policy to invest up to 10% of its Managed Assets in Senior Loans and other debt securities that are, at the time of investment, rated CCC+ or Caa or below by S&P, Moody’s or Fitch (see “Investment Objective and Policies” in the Prospectus Summary), the Fund may invest no more than 10% of its Managed Assets in Borrowers that, at the time of investment, have filed for protection under the federal bankruptcy laws or that have had involuntary bankruptcy petitions filed against them by creditors. You should expect the Fund’s net asset value to fluctuate as a result of changes in the credit quality of Borrowers and other factors. A serious deterioration in the credit quality of one or more Borrowers could cause a permanent decrease in the Fund’s net asset value.”

b. Supplementally, please explain to the staff how investing in securities of issuers that have filed a petition in bankruptcy or that have had involuntary bankruptcy petitions filed against them (as well as those in default, or insolvent, if applicable), is consistent with the Fund’s investment objective of providing a “high level of current income.”

Response: The Registrant may invest in securities of issuers that have filed for bankruptcy or that have had involuntary bankruptcy petitions filed against them, as well as those in default or that are insolvent, when the sub-adviser believes the issuer’s financial situation will be imminently worked out and interest payments recommenced, or when the issuer may still be making payments on the obligation(s) held by the Registrant. Moreover, the Registrant may periodically invest in undervalued instruments that, upon recovery of the issuer or workout of its financial situation, would increase the Registrant’s asset base, allowing it to re-invest in high-yielding assets consistent with its investment objective.

The Fund’s Investments-Portfolio Composition and Other Information-Senior Loans (P.8)

40.	Comment: In situations where a loan participation or bank loan does not shift to a fund the direct debtor-creditor relationship with the borrower, a fund should treat both the interposed financial institution and the borrower as “issuers” for purposes of the fund’s sub-classification as a diversified company,” and for purposes of the Fund’s fundamental industry concentration policy.[5] Accordingly, confirm the Prospectus (and SAI) disclosure is consistent with the staff position set forth in Pilgrim or revise the disclosure accordingly. If participations are principal investments of the Fund, please add attendant Prospectus Summary disclosure.

Response: The Registrant’s industry concentration policy, as described in investment restriction number 4 on page 2 of the Statement of Additional Information, is a fundamental policy of the Fund and, accordingly, may not be changed without a vote of shareholders, as required by Section 13(a)(3) of the 1940 Act. Moreover, the Registrant’s status as a diversified company under Section 5(b)(1) of the 1940 Act requires adherence to the requirements of that subsection, and the Registrant’s status as a diversified company likewise cannot be changed without a vote of shareholders. We confirm, for purposes of investment restriction number 4, and adherence to the requirements of Section 5(b)(1), that the institution selling the loan participation interest and the ultimate borrower would both be considered “issuers” where the participation interest does not shift to the Registrant the direct debtor-creditor relationship with the borrower. Participations are not principal investments of the Registrant. The Registrant has added the following disclosure as the new second paragraph under “Investment Restrictions” in the SAI:

“In addition to and separate from the limitation set forth in paragraph 4 above, pursuant to SEC guidance, the Fund will not purchase any security if, as a result of such purchase, 25% or more of the Fund’s total assets (taken at current value) would be invested in securities of borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water, and telephone utility industries, commercial banks, thrift institutions and finance companies being treated as separate industries for purpose of this restriction) treating both the institution selling the loan participation interest and the ultimate borrower as “issuers” where the participation interest does not shift to the Fund the direct debtor-creditor relationship with the borrower; provided, that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities.”

Short-Term Long-Term Debt Securities: Defensive Position (P. 42)

41.	Comment: Please revise this heading to include the word “Temporary.” Also, add text clarifying the term “temporary defensive periods,” (e.g., during adverse market, economic, or political conditions).

5 See Pilgrim Prime Rate Trust (pub. avail. June 29, 1989) (“Pilgrim”).

Response: The Registrant has revised the heading and the first sentence of this section as set forth below:

“Short-Term/Long-Term Debt Securities; Temporary Defensive Positions

During temporary defensive periods, (e.g., times of adverse market, economic or political conditions), ~~or in order to keep the Fund’s cash fully invested,~~ the Fund may deviate from its investment objective and invest all or any portion of its assets in investment grade debt securities, including obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities. In such a case, the Fund may not pursue or achieve its investment objective during such period.”

42.	Comment: The disclosure states that the Fund may “deviate” from its investment objective “to keep the Fund’s cash fully invested” and “upon Symphony’s recommendation that a change would be in the best interests of the Fund and upon concurrence by the Adviser, and subject to approval by the Board of Trustees of the Fund, Symphony may deviate from its investment guidelines discussed herein.” As these circumstances do not comprise temporary defensive positions (i.e., responses to adverse market, economic or political conditions), please relocate this disclosure to an appropriate section of the Prospectus.

Response: The Registrant has revised the disclosure in the first sentence of this section as indicated in the response to Comment 41, and deleted the third sentence of the disclosure as indicated below.

~~“In addition, upon Symphony’s recommendation that a change would be in the best interests of the Fund and upon concurrence by Nuveen Fund Advisors, and subject to approval by the Board of Trustees of the Fund, Symphony may deviate from its investment guidelines discussed herein.”~~

Other Dividend Risks (P. 54)

43.	Comment: Please clarify the “extraordinary circumstances” referred to in this section.

Response: The Registrant has deleted this risk factor.

Repurchase of Fund Shares; Conversion to Open-End Fund (P. 72)

44.	Comment: In the first paragraph, please reconcile the disclosure in the second sentence indicating the Fund’s “Shares trade in the open-market,” with other disclosure in the Prospectus stating the “Term Preferred Shares are not listed or traded on any securities exchange and that there may be no active secondary trading market.” Also, define the term “Shares” used in that sentence.

Response: The Registrant has revised the second sentence of this paragraph to clarify that this section applies solely to common shares, as set forth below:

“Instead, the Common Shares trade in the open market at ~~a~~ prices that ~~is~~ are a function of several factors, including Common Share dividend levels (which are in turn affected by expenses) in comparison to market rates for similar investments, NAV, call protection, dividend stability, portfolio credit quality, relative demand for and supply of such shares in the market, general market and economic conditions and other factors.”

Statement of Additional Information

Investment Restrictions (P. 1)

45.	Comment: Revise the disclosure to express the Fund’s concentration in substantial conformity with the Instruction to Item 8.2(b) of Form N-2, which states: “Concentration…is deemed 25% or more of the value of the Registrant’s assets invested or proposed to be invested in a particular industry or group of industries.”

Response: Investment restriction number 4 is a fundamental policy of the Fund and, accordingly, may not be changed without a vote of shareholders, as required by Section 13(a)(3) of the 1940 Act. The Registrant confirms, for purposes of this investment restriction number 1, that it has a policy not to concentrate its investments in a particular industry or group of industries.

Code of Ethics (P. 57)

46.	Comment: The first sentence states that “[t]he Fund, Nuveen Fund Advisors, Symphony, Nuveen and other related entities have adopted codes of ethics that essentially prohibit certain of their personnel, including the Fund’s Portfolio Managers, from engaging in personal investments that compete or interfere with, or attempt to take advantage of a client’s, including the Fund’s, anticipated or actual portfolio transactions, and are designed to assure that the interests of clients, including Fund shareholders, are placed before the interests of personnel in connection with personal investment transactions” (emphasis added). Please either explain in this section what is meant by the word “essentially” or delete it from the sentence.

Response: The Registrant has deleted the word “essentially” from this disclosure.

Repurchase of Fund Shares; Conversion to Open-End Fund (P. 64)

47.	Comment: Please explain supplementally why the disclosure does not include information responsive to Guide 2 to Form N-2.

Response: The Fund is not currently contemplating any borrowing to finance the repurchase of shares or to make a tender offer. Please note the statement in the third paragraph of the “Repurchase of Fund Shares; Conversion to Open-End Fund” section of the SAI that discloses this fact. As such, we do not believe the disclosure required by Guide 2 is required.

Part C-Other Information

Financial Statements and Exhibits

48.	Comment: Except as otherwise permitted by Rule 483 under the 1933 Act, please file copies of the executed rather than “form of” agreements. In the case where there are two or more documents that are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, please follow the procedures outlined in the Rule.

Response: Several of the “form of” agreements filed as exhibits to the Registration Statement (e.g., Form of Dealer Letter Agreement) represent “specimen” agreements between principal underwriters and dealers, as permitted by Item 25.h of the instructions to Form N-2. The other “form of” agreements filed as exhibits to the Registration Statement (i.e., Form of Underwriting Agreement) will not be executed until at or after effectiveness of the Registration Statement, and share number and amount information will not be available until that time. As a result, it is impossible to file executed versions of these agreements with a pre-effective amendment to the Registration Statement. The Registrant hereby undertakes to file final, as-executed versions of each such exhibit in a post-effective amendment to the Registration Statement.

49.	Comment: Please file as an exhibit to the Registration Statement the legality opinion, and related consent of counsel, in a pre-effective amendment to the Registration Statement, covering all of the securities being registered thereunder. Because the terms of the actual offering from this Registration Statement have not yet been authorized by the Fund’s Board of Trustees, please confirm that the Fund will file an unqualified legality opinion and related consent of counsel in a post-effective amendment with each take-down from this Shelf Registration Statement. See SEC Division of Corporation Finance Staff Legal Bulletin No. 19, text at note 26 (Oct. 14, 2011)

Response: Agreed and confirmed.

Closing

50.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the Registration Statement.

Response: The Registrant has not filed and does not intend to file any exemptive applications or no-action requests in connection with the Registration Statement.

51.

Comment: Confirm in your response letter that with each take-down from this Shelf Registration Statement the Fund will file a final prospectus supplement to the Registration Statement. Also, please confirm in your response letter that the Fund will file by post-effective amendment a supplement to the Fund’s form of “Statement Establishing and Fixing the Rights and Preferences of Term Preferred Shares.”

Response: Confirmed.

54.	Comment: The powers of attorney filed as Exhibit 99.S, which relates to various funds or portfolios identified in an appendix attached to the powers of attorney, do not meet the requirement that a power of attorney “relate to a specific filing.” See Rule 483(b) under the Securities Act. If the next pre-effective amendment will be signed by power of attorney, please file as an exhibit a new power of attorney meeting the requirements of Rule 483(b).

Response: The Registrant has filed with pre-effective amendment no. 1 to the Registration Statement new Powers of Attorney which satisfy the requirements of Rule 483(b).

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.964.3502.

Sincerely yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copies (w/encl.) to

K. McCarthy

G. Zimmerman

E. Fess